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               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                          SCHEDULE 13G

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                    PURSUANT TO RULE 13d-2(b)
                       (Amendment No. __)


                   Hansen Natural Corporation
		   --------------------------
                        (Name of Issuer)

                 Common Stock, $0.005 par value
		 ------------------------------
                 (Title of Class of Securities)

                           411310-10-5
			   -----------
                         (CUSIP Number)

                         March 15, 2001
     (Date of Event Which Requires Filing of This Statement)



        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [x]    Rule 13d-1(c)

        [ ]    Rule 13d-1(d)

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CUSIP No. 411310-10-5		SCHEDULE 13G		   Page 2 of 9


 1    Name Of Reporting Person                             KEVIN DOUGLAS

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group          (a)  [ ]
                                                                (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                 United States

                    5    Sole Voting Power			     -0-
   NUMBER OF
     SHARES         6    Shared Voting Power                     545,400
  BENEFICIALLY
 OWNED BY EACH      7    Sole Dispositive Power			     -0-
   REPORTING
  PERSON WITH       8    Shared Dispositive Power		 545,400

 9     Aggregate Amount Beneficially Owned By Each
       Reporting Person                                          545,400

 10    Check Box If The Aggregate Amount In Row (9) Excludes
       Certain Shares                                                [ ]

 11    Percent Of Class Represented By Amount In Row 9              5.4%

 12    Type Of Reporting Person*                                      IN

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CUSIP No. 411310-10-5		SCHEDULE 13G		   Page 3 of 9


 1    Name Of Reporting Person                      DOUGLAS FAMILY TRUST

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group          (a)  [ ]
                                                                (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                    California

                    5    Sole Voting Power                           -0-
   NUMBER OF
     SHARES         6    Shared Voting Power                     545,400
  BENEFICIALLY
 OWNED BY EACH	    7    Sole Dispositive Power                      -0-
   REPORTING
  PERSON WITH       8    Shared Dispositive Power                545,400

 9     Aggregate Amount Beneficially Owned By Each
       Reporting Person                                          545,400

 10    Check Box If The Aggregate Amount In Row (9)
       Excludes Certain Shares*                                      [ ]

 11    Percent Of Class Represented By Amount In Row 9              5.4%

 12    Type Of Reporting Person*                                      OO

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CUSIP No. 411310-10-5		SCHEDULE 13G		   Page 4 of 9


 1    Name Of Reporting Person            JAMES DOUGLAS AND JEAN DOUGLAS
                                          IRREVOCABLE DESCENDANTS' TRUST

      IRS Identification No. Of Above Person

 2    Check The Appropriate Box If A Member Of A Group          (a)  [ ]
                                                                (b)  [x]

 3    SEC USE ONLY

 4    Citizenship Or Place Of Organization                    California

                    5    Sole Voting Power                           -0-
   NUMBER OF
     SHARES	    6    Shared Voting Power                     545,400
  BENEFICIALLY
 OWNED BY EACH	    7    Sole Dispositive Power                      -0-
   REPORTING
  PERSON WITH       8    Shared Dispositive Power                545,400

 9     Aggregate Amount Beneficially Owned By Each
       Reporting Person                                          545,400

 10    Check Box If The Aggregate Amount In Row (9) Excludes
       Certain Shares*                                               [ ]

 11    Percent Of Class Represented By Amount In Row 9              5.4%

 12    Type Of Reporting Person*                                      OO

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CUSIP No. 411310-10-5		SCHEDULE 13G		   Page 5 of 9


Item 1(a).  Name of Issuer.

	    Hansen Natural Corporation (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices.

	    1010 Railroad Street, Corona, CA  92882.

Item 2(a).  Names of Persons Filing.

	    Reference is made to Item 1 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(b).  Address of Principal Business Office or, if none,
	    Residence.

	    The address of each reporting person is 4040 Civic
Center Drive, Suite 530, San Rafael, CA  94903.

Item 2(c).  Citizenship.

	    Reference is made to Item 4 of each of the cover pages of this Schedule, which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities.

	    Common stock, $0.005 par value ("Common Stock").

Item 2(e).  CUSIP Number.

	    411310-10-5.

Item 3.	    Type of Reporting Person.

	    Not applicable.

Item 4.	    Ownership.

	    Reference is made to Items 5-9 and 11 of each of the cover pages to this Schedule, which Items are incorporated by reference herein. According to the Issuer, there were 10,066,389 shares of Common Stock issued and outstanding as of March 1, 2001. As of the date of this filing, the following shares of Common Stock are held directly by the following persons:

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CUSIP No. 411310-10-5		SCHEDULE 13G		   Page 6 of 9

					 Common Stock
	Person				Directly Owned
					--------------

     Kevin Douglas                    	   180,617
     Douglas Family Trust             	   184,167
     James Douglas and Jean Douglas
     Irrevocable Descendants' Trust	   180,616
					   -------
     TOTAL                            	   545,400
                                      	   =======

	    Each of the reporting persons may be deemed a member of a group that shares voting and dispositive power over all of the above securities. Although the reporting persons are reporting such securities as if they were members of a group, the filing of this Schedule shall not be construed as an admission by any reporting person that such person is a beneficial owner of any securities other than those directly held by such person.

Item 5.	    Ownership of Five Percent or Less of a Class.

	    Not applicable.

Item 6.	    Ownership of More Than Five Percent on Behalf of Another
	    Person.

	    Not applicable.

Item 7.	    Identification and Classification of the Subsidiary Which
            Acquired the Security Being Reported on by the Parent
	    Holding Company.

	    Not applicable.

Item 8.	    Identification and Classification of Members of the
	    Group.

            Not applicable.

Item 9.	    Notice of Dissolution of Group.

	    Not applicable.

Item 10.    Certification.

	    By signing below, each reporting person certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 411310-10-5		SCHEDULE 13G		   Page 7 of 9


                            Signature

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  March 22, 2001.



                                /s/ Kevin Douglas
				_________________________________
                                           KEVIN DOUGLAS


                                DOUGLAS FAMILY TRUST


                                By /s/ James E. Douglas, Jr.
                                   ______________________________
                                   James E. Douglas, Jr., Trustee


                                By /s/ Jean A. Douglas
                                   ______________________________
                                   Jean A. Douglas, Trustee



                                JAMES DOUGLAS AND JEAN DOUGLAS
                                IRREVOCABLE DESCENDANTS' TRUST


                                By /s/ Kevin Douglas
                                   _____________________________
                                   Kevin Douglas, Trustee


                                By /s/ Michelle Douglas
                                   _____________________________
                                   Michelle Douglas, Trustee

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CUSIP No. 411310-10-5		SCHEDULE 13G		   Page 8 of 9


                            EXHIBIT INDEX



Exhibit A             Joint Filing Undertaking             Page 9

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CUSIP No. 411310-10-5		SCHEDULE 13G		   Page 9 of 9


                      JOINT FILING UNDERTAKING

	    The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule and any subsequent amendment jointly on behalf of each of such parties.

DATED:  March 22, 2001.



                                /s/ Kevin Douglas
				_________________________________
                                           KEVIN DOUGLAS


                                DOUGLAS FAMILY TRUST


                                By /s/ James E. Douglas, Jr.
                                   ______________________________
                                   James E. Douglas, Jr., Trustee


                                By /s/ Jean A. Douglas
                                   ______________________________
                                   Jean A. Douglas, Trustee



                                JAMES DOUGLAS AND JEAN DOUGLAS
                                IRREVOCABLE DESCENDANTS' TRUST


                                By /s/ Kevin Douglas
                                   _____________________________
                                   Kevin Douglas, Trustee


                                By /s/ Michelle Douglas
                                   _____________________________
                                   Michelle Douglas, Trustee